Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Press Release of Comerica Incorporated dated July 19, 2011

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this filing and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed.  Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (“SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this filing or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION

Commercial Loan Growth Driven by Middle Market, Global Corporate Banking

and Specialty Businesses

Pending Acquisition of Sterling Bancshares, Inc. (Sterling) Expected to Close July 28, 2011

DALLAS/July 19, 2011 — Comerica Incorporated (NYSE: CMA) today reported second quarter 2011 net income of $96 million, a decrease of $7 million compared to $103 million for the first quarter 2011, primarily due to the impact of a federal income tax settlement. Second quarter 2011 also included $5 million of costs incurred in connection with the pending acquisition of Sterling.

(dollar amounts in millions, except per share data)	2nd Qtr ‘11		1st Qtr ‘11	2nd Qtr ‘10
Net interest income	$391		$395	$422
Provision for loan losses	47		49	126
Noninterest income	202		207	194
Noninterest expenses	409		415	397
Provision for income taxes	41		35	23

Net income	96		103	70

Net income attributable to common shares	95		102	69

Diluted income per common share	0.53		0.57	0.39

Tier 1 capital ratio	10.53	%(a)	10.35%	10.64%
Tangible common equity ratio (b)	10.90		10.43	10.11

Net interest margin	3.14		3.25	3.28

(a) June 30, 2011 ratio is estimated.

(b) See Reconciliation of Non-GAAP Financial Measures.

“Total average loans were down one percent and period-end loans were up modestly from March 31, 2011. We were pleased to see commercial loan growth in the second quarter, driven primarily by increases in Middle Market, Global Corporate Banking and Specialty Businesses, partially offset by a decrease in floor plan loans in National Dealer Services,” said Ralph W. Babb Jr., chairman and chief executive officer.  “Commercial Real Estate declined, offsetting the commercial loan growth.  We expect the pace of decline in Commercial Real Estate to lessen in the second half of 2011 and National Dealer Services to rebound in the fourth quarter. Our core deposits continued to increase in the second quarter, which led to higher excess liquidity and a lower net interest margin.  Credit quality continued to improve and expenses were well controlled.

“We are excited about our pending acquisition of Sterling Bancshares, Inc., a strategically compelling transaction that significantly boosts our presence in the growing state of Texas.  Following the expiration of the required 15-day Department of Justice waiting period associated with the Federal Reserve Board’s approval order, we expect the acquisition will close on July 28, 2011. Sterling’s solid deposit base and well located branch network are expected to triple our Houston market share, provide us entry into the attractive San Antonio and Kerrville regions and complement our existing footprint in the Dallas-Fort Worth area. In short, it is a unique opportunity that provides us enhanced growth opportunities going forward.

“The Sterling integration plans remain on track.  We expect a smooth transition, given the size of the acquisition and our in-depth knowledge of the Texas market.  We look forward to welcoming Sterling customers and employees to Comerica as we begin this new chapter in our Texas banking history.”

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 2

Second Quarter 2011 Highlights Compared to First Quarter 2011

•                  Average loans increased in the Middle Market ($160 million; one percent), Global Corporate Banking ($136 million; 3 percent), and Specialty Businesses ($62 million; one percent) business lines.  These increases were more than offset by decreases in the Commercial Real Estate ($393 million; 9 percent) and National Dealer Services ($194 million; 5 percent) business lines, resulting in a decrease in average total loans of $377 million, or one percent.  Period-end loans increased $17 million from March 31, 2011 to June 30, 2011.

•                  Average core deposits increased $881 million in the second quarter 2011, with increases in all major markets, led by the Texas market.

•                  The net interest margin of 3.14 percent decreased 11 basis points compared to the first quarter 2011, primarily resulting from an increase in excess liquidity (represented by average balances deposited with the Federal Reserve Bank), and a decrease in loan pricing based on a decrease in LIBOR.

•                  Average earning assets increased $789 million in the second quarter 2011.

•                  Credit quality improvement continued in the second quarter 2011.  Net credit-related charge-offs decreased $11 million to $90 million.  Internal watch list loans declined $339 million to $4.8 billion and nonperforming assets decreased $60 million.

•                  Noninterest expenses decreased $6 million to $409 million in the second quarter 2011, compared to the first quarter 2011.  Noninterest expenses included $5 million of costs incurred in connection with the pending Sterling acquisition in the second quarter 2011, which were more than offset by declines in numerous noninterest expense categories.

•                  The second quarter 2011 provision for income taxes included net after-tax charges of $8 million, which primarily reflected a $19 million charge related to a final settlement agreement with the Internal Revenue Service (IRS) involving repatriation of foreign earnings on a structured investment transaction, partially offset by a release of tax reserves of $9 million resulting from Comerica’s planned participation in a recently enacted State of California voluntary compliance initiative.  Comerica has no other investment structures with uncertain tax positions.

•                  The estimated Tier 1 capital ratio increased 18 basis points, to 10.53 percent at June 30, 2011, from March 31, 2011.

Net Interest Income and Net Interest Margin

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income	$391	$395	$422

Net interest margin	3.14%	3.25%	3.28%

Selected average balances:
Total earning assets	$50,136	$49,347	$51,835
Total investment securities	7,407	7,311	7,262
Federal Reserve Bank deposits (excess liquidity) (a)	3,382	2,297	3,719
Total loans	39,174	39,551	40,672

Total core deposits (b)	41,067	40,186	38,928
Total noninterest-bearing deposits	15,786	15,459	15,218

(a) See Reconciliation of Non-GAAP Financial Measures.

(b) Core deposits exclude other time deposits and foreign office time deposits.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 3

•                  The $4 million decrease in net interest income in the second quarter 2011, when compared to the first quarter 2011, resulted primarily from a decline in the net interest margin, the first quarter 2011 maturities of interest rate swaps at positive spreads and a decrease in average loans, partially offset by one more day in the quarter.

•                  The net interest margin of 3.14 percent declined 11 basis points compared to the first quarter 2011.  The decline in the net interest margin primarily reflected the impact of an increase in excess liquidity (7 basis points), a decrease in loan pricing based on a decrease in LIBOR, and the first quarter 2011 maturities of interest rate swaps at positive spreads.

•                  Average earning assets increased $789 million, primarily due to increases of $1.1 billion in excess liquidity and $96 million in average investment securities available-for-sale, partially offset by a $377 million decrease in average loans.

•                  Second quarter 2011 average core deposits increased $881 million compared to first quarter 2011, primarily reflecting increases in money market and NOW deposits ($410 million), noninterest-bearing deposits ($327 million) and customer certificates of deposit ($100 million).

Noninterest Income

Noninterest income was $202 million for the second quarter 2011, compared to $207 million for the first quarter 2011.  The $5 million decrease primarily resulted from a decrease in deferred compensation asset returns ($3 million) (offset by a decrease in deferred compensation plan costs in noninterest expense).

Noninterest Expenses

Noninterest expenses totaled $409 million in the second quarter 2011, a decrease of $6 million from the first quarter 2011. The decrease in noninterest expenses was primarily due to decreases in salaries expense ($3 million), FDIC insurance expense ($3 million), software expense ($3 million) and other real estate expense ($2 million), partially offset by certain pre-integration and transaction costs incurred in connection with the pending Sterling acquisition ($5 million).

Provision for Income Taxes

The second quarter 2011 provision for income taxes included net after-tax charges of $8 million, which primarily reflected a $19 million charge related to a final settlement agreement with the IRS involving repatriation of foreign earnings on a structured investment transaction, partially offset by a release of tax reserves of $9 million resulting from Comerica’s planned participation in a recently enacted State of California voluntary compliance initiative.

Credit Quality

“Broad-based, steady improvement in credit quality continued in the second quarter,” said Babb.  “This was the eighth consecutive quarter of decline in net charge offs, with an $11 million decrease.  We had strong recoveries of $35 million in the second quarter, up from $22 million in the first quarter.   Credit quality migration remains positive, as demonstrated by the $339 million decline in watch list loans, which provide our best early indicator of future credit quality, as well as the $60 million decline in nonperforming assets.  As a result of these overall improvements to our credit metrics, the provision for loan losses decreased to $47 million.  Also, of note, the results of the recently received Shared National Credit Exam are reflected in our second quarter credit metrics.”

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 4

•                  Net credit-related charge-offs decreased $11 million to $90 million in the second quarter 2011, from $101 million in the first quarter 2011. The decrease in net credit-related charge-offs primarily reflected a decrease of $22 million in the Middle Market business line, partially offset by an increase of $9 million in the Private Banking business line.

•                  Internal watch list loans declined $339 million to $4.8 billion from March 31, 2011 to June 30, 2011.

•                  During the second quarter 2011, $163 million of loan relationships greater than $2 million were transferred to nonaccrual status, a decrease of $3 million from the first quarter 2011.  Of the transfers of loan relationships greater than $2 million to nonaccrual in the second quarter 2011, $76 million were from the Middle Market business line, primarily in the Midwest and Western markets, and $29 million were from the Commercial Real Estate business line, distributed across the Florida, Western and Other markets.

•                  Nonperforming assets decreased $60 million, compared to March 31, 2011, to $1.0 billion, or 2.66 percent of total loans and foreclosed property, at June 30, 2011.

•                  The allowance for loan losses to total loans ratio was 2.06 percent and 2.17 percent at June 30, 2011 and March 31, 2011, respectively.

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net credit-related charge-offs	$90	$101	$146
Net credit-related charge-offs/Average total loans	0.92%	1.03%	1.44%

Provision for loan losses	$47	$49	$126
Provision for credit losses on lending-related commitments	(2)	(3)	—
Total provision for credit losses	45	46	126

Nonperforming loans	974	1,030	1,121
Nonperforming assets (NPAs)	1,044	1,104	1,214
NPAs/Total loans and foreclosed property	2.66%	2.81%	2.98%

Loans past due 90 days or more and still accruing	$64	$72	$115

Allowance for loan losses	806	849	967
Allowance for credit losses on lending-related commitments (a)	30	32	44
Total allowance for credit losses	836	881	1,011

Allowance for loan losses/Total loans	2.06%	2.17%	2.38%
Allowance for loan losses/Nonperforming loans	83	82	86

(a) Included in “Accrued expenses and other liabilities” on the consolidated balance sheets.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 5

Balance Sheet and Capital Management

Total assets and common shareholders’ equity were $54.1 billion and $6.0 billion, respectively, at June 30, 2011, compared to $55.0 billion and $5.9 billion, respectively, at March 31, 2011. There were approximately 177 million common shares outstanding at June 30, 2011.  Comerica did not repurchase any shares of common stock in the open market in the second quarter 2011 under the share repurchase program due to the pending Sterling acquisition.  Management expects to resume repurchases in the third quarter 2011.

Comerica’s tangible common equity ratio was 10.90 percent at June 30, 2011, an increase of 47 basis points from March 31, 2011. The estimated Tier 1 capital ratio increased 18 basis points, to 10.53 percent at June 30, 2011, from March 31, 2011.

Second-Half 2011 Outlook (Combined Comerica and Sterling Results) Compared to First-Half 2011 (Comerica Only Results)

For the second half of 2011, management expects the following combined results, based on the incorporation of the projected results of Sterling operations from the expected acquisition closing date of July 28, 2011 through year-end 2011, compared to Comerica-only results for the first half of 2011, assuming a continuation of modest growth in the economy.  The acquisition is subject to customary closing conditions.  The estimated purchase accounting impacts incorporated in this outlook are preliminary and may not be indicative of actual amounts that will be recorded as additional information becomes available and as additional analyses are performed.

•                  A mid-single digit increase in average loans due to the acquisition of Sterling loans at fair value.

•                  Average earning assets of approximately $52.5 billion, reflecting increases, primarily related to Sterling, in average loans and average investment securities available-for-sale, partially offset by a decrease in excess liquidity.

•                  An average net interest margin of 3.35 percent to 3.40 percent, reflecting the benefit from the accretion of the purchase discount on the acquired Sterling loan portfolio ($35 million to $45 million; 13 basis points to 17 basis points), a reduction in excess liquidity, no increase in the Federal Funds rate, and LIBOR consistent with second quarter 2011 levels.

•                  Net credit-related charge-offs between $165 million and $185 million for the second half of 2011. The provision for credit losses is expected to be between $65 million and $85 million for the second half of 2011.

•                  A mid-single digit decline in noninterest income in the second half of 2011 compared to the first half of 2011, primarily due to the impact of regulatory changes, partially offset by the inclusion of Sterling.

•                  Excluding merger and restructuring charges, a high single-digit increase in noninterest expenses in the second half of 2011 compared to the first half of 2011, primarily due to the addition of Sterling.

•                  Total merger and restructuring charges of approximately $80 million, after-tax, with about $25 million, after-tax, recognized in each of the third and fourth quarters of 2011, and the remainder recognized in 2012.

•                  Total acquisition synergies of approximately 35 percent of Sterling expenses, or about $56 million, with the majority realized in 2012.

•                  For the second half of 2011, income tax expense to approximate 36 percent of income before income taxes less approximately $33 million in tax benefits.

•                  Continue share repurchase program that, combined with dividend payments, results in a payout up to 50 percent of full-year earnings.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 6

Business Segments

Comerica’s operations are strategically aligned into three major business segments: the Business Bank, the Retail Bank, and Wealth Management.  The Finance Division is also included as a segment. The financial results below are based on the internal business unit structure of the Corporation and methodologies in effect at June 30, 2011 and are presented on a fully taxable equivalent (FTE) basis. The accompanying narrative addresses second quarter 2011 results compared to first quarter 2011.

The following table presents net income (loss) by business segment.

(dollar amounts in millions)	2nd Qtr ‘11		1st Qtr ‘11		2nd Qtr ‘10
Business Bank	$176	95%	$167	93%	$135	98%
Retail Bank	(3)	(2)	(2)	(1)	(3)	(2)
Wealth Management	12	7	14	8	5	4
	185	100%	179	100%	137	100%
Finance	(87)		(76)		(57)
Other (a)	(2)		—		(10)
Total	$96		$103		$70

(a) Includes discontinued operations and items not directly associated with the three major business segments or the Finance Division.

Business Bank

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income (FTE)	$342	$341	$351
Provision for loan losses	6	18	83
Noninterest income	79	77	78
Noninterest expenses	158	160	157
Net income	176	167	135

Net credit-related charge-offs	54	73	113

Selected average balances:
Assets	29,893	30,091	30,609
Loans	29,380	29,609	30,353
Deposits	20,396	20,084	19,069

Net interest margin	4.65%	4.66%	4.63%

•                  Average loans decreased $229 million, reflecting increases in Middle Market, Global Corporate Banking and Specialty Businesses, more than offset by decreases in Commercial Real Estate and National Dealer Services.

•                  Average deposits increased $312 million, primarily due to increases in Specialty Businesses and Global Corporate Banking, partially offset by a decrease in Middle Market.

•                  The net interest margin of 4.65 percent decreased one basis point, primarily due to a decrease in deposit spreads.

•                  The provision for loan losses decreased $12 million, primarily reflecting decreases in Middle Market and Commercial Real Estate, partially offset by increases in Global Corporate Banking and Specialty Businesses.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 7

Retail Bank

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income (FTE)	$141	$139	$134
Provision for loan losses	24	23	20
Noninterest income	46	42	42
Noninterest expenses	162	162	160
Net loss	(3)	(2)	(3)

Net credit-related charge-offs	22	23	22

Selected average balances:
Assets	5,453	5,558	5,937
Loans	4,999	5,106	5,446
Deposits	17,737	17,360	16,930

Net interest margin	3.22%	3.25%	3.17%

•                  Average loans decreased $107 million, reflecting declines across all markets and business lines.

•                  Average deposits increased $377 million, primarily due to increases in transaction and money market deposits, partially offset by a decrease in customer certificates of deposit.

•                  The net interest margin of 3.22 percent decreased three basis points, primarily due to a decrease in deposit spreads.

•                  Noninterest income increased $4 million, reflecting nominal increases in numerous categories.

Wealth Management

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income (FTE)	$48	$44	$45
Provision for loan losses	14	8	19
Noninterest income	63	64	61
Noninterest expenses	76	78	79
Net income	12	14	5

Net credit-related charge-offs	14	5	11

Selected average balances:
Assets	4,728	4,809	4,903
Loans	4,742	4,807	4,840
Deposits	2,978	2,800	2,924

Net interest margin	4.07%	3.76%	3.73%

•                  Average loans decreased $65 million.

•                  Average deposits increased $178 million, primarily reflecting increases in noninterest-bearing transaction accounts.

•                  The net interest margin of 4.07 percent increased 31 basis points, primarily due to increases in loan spreads and deposit balances.

•                  The provision for loan losses increased $6 million, due to an increase in Private Banking in the Western Market.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 8

Geographic Market Segments

Comerica also provides market segment results for four primary geographic markets: Midwest, Western, Texas and Florida.  In addition to the four primary geographic markets, Other Markets and International are also reported as market segments.  The financial results below are based on methodologies in effect at June 30, 2011 and are presented on a fully taxable equivalent (FTE) basis. The accompanying narrative addresses second quarter 2011 results compared to first quarter 2011.

The following table presents net income (loss) by market segment.

(dollar amounts in millions)	2nd Qtr ‘11		1st Qtr ‘11		2nd Qtr ‘10
Midwest	$62	34%	$53	30%	$61	44%
Western	50	27	51	28	38	28
Texas	33	18	29	16	26	19
Florida	(5)	(3)	(4)	(2)	(8)	(6)
Other Markets	30	16	38	21	4	3
International	15	8	12	7	16	12
	185	100%	179	100%	137	100%
Finance & Other Businesses (a)	(89)		(76)		(67)
Total	$96		$103		$70

(a) Includes discontinued operations and items not directly associated with the geographic markets.

Midwest Market

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income (FTE)	$204	$203	$211
Provision for loan losses	15	34	34
Noninterest income	100	100	97
Noninterest expenses	183	188	180
Net income	62	53	61

Net credit-related charge-offs	37	46	44

Selected average balances:
Assets	14,267	14,307	14,626
Loans	14,051	14,104	14,592
Deposits	18,319	18,230	17,988

Net interest margin	4.46%	4.49%	4.66%

•                  Average loans decreased $53 million, with increases in Middle Market and Global Corporate Banking more than offset by declines in most other business lines.

•                  Average deposits increased $89 million, primarily due to increases in Personal Banking, Small Business Banking, Commercial Real Estate and Middle Market, partially offset by decreases in Global Corporate Banking and Specialty Businesses.

•                  The net interest margin of 4.46 percent decreased three basis points, primarily due to decreases in deposit spreads and loan balances, partially offset by an increase in loan spreads.

•                  The provision for loan losses decreased $19 million, primarily reflecting decreases in Middle Market and Commercial Real Estate, partially offset by an increase in Global Corporate Banking.

•                  Noninterest expenses decreased $5 million, primarily due to decreases in other real estate expenses, net allocated corporate overhead expenses and FDIC insurance expense, partially offset by an increase in the provision for credit losses on lending-related commitments.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 9

Western Market

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income (FTE)	$166	$164	$163
Provision for loan losses	20	11	27
Noninterest income	37	37	33
Noninterest expenses	108	109	110
Net income	50	51	38

Net credit-related charge-offs	26	26	47

Selected average balances:
Assets	12,329	12,590	13,006
Loans	12,121	12,383	12,792
Deposits	12,458	12,235	11,951

Net interest margin	5.35%	5.37%	5.13%

•                  Average loans decreased $262 million, primarily due to decreases in National Dealer Services, Commercial Real Estate and Private Banking, partially offset by increases in Middle Market and Global Corporate Banking.

•                  Average deposits increased $223 million, primarily due to increases in Specialty Businesses and Private Banking, partially offset by a decrease in Middle Market.

•                  The net interest margin of 5.35 percent decreased two basis points, primarily due to a decrease in loan balances.

•                  The provision for loan losses increased $9 million, primarily due to increases in Private Banking and Specialty Businesses.

Texas Market

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income (FTE)	$89	$87	$81
Provision for loan losses	(2)	4	(1)
Noninterest income	25	23	23
Noninterest expenses	63	61	65
Net income	33	29	26

Total net credit-related charge-offs	3	8	8

Selected average balances:
Assets	7,081	7,031	6,652
Loans	6,871	6,824	6,428
Deposits	6,175	5,786	5,316

Net interest margin	5.19%	5.17%	5.05%

•                  Average loans increased $47 million, primarily due to increases in Middle Market and Global Corporate Banking, partially offset by a decrease in Commercial Real Estate.

•                  Average deposits increased $389 million, reflecting increases across most business lines.

•                  The net interest margin of 5.19 percent increased two basis points, primarily due to increases in loan spreads and deposit balances, partially offset by a decrease in deposit spreads.

•                  The provision for loan losses decreased $6 million, with decreases across most business lines.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 10

Florida Market

(dollar amounts in millions)	2nd Qtr ‘11	1st Qtr ‘11	2nd Qtr ‘10
Net interest income (FTE)	$12	$11	$12
Provision for loan losses	11	8	17
Noninterest income	4	4	4
Noninterest expenses	12	12	12
Net loss	(5)	(4)	(8)

Net credit-related charge-offs	15	8	7

Selected average balances:
Assets	1,534	1,553	1,576
Loans	1,565	1,580	1,575
Deposits	396	367	404

Net interest margin	3.14%	2.82%	2.94%

•                  Average loans decreased $15 million, primarily due to decreases in Commercial Real Estate and National Dealer Services, partially offset by increases in Global Corporate Banking and Private Banking.

•                  Average deposits increased $29 million, primarily due to an increase in Private Banking.

•                  The net interest margin of 3.14 percent increased 32 basis points, primarily due to increases in loan spreads and deposit balances.

•                  The provision for loan losses increased $3 million, primarily due to increases in Middle Market, Commercial Real Estate and Private Banking.

Conference Call and Webcast

Comerica will host a conference call to review second quarter 2011 financial results at 7 a.m. CT Tuesday, July 19, 2011. Interested parties may access the conference call by calling (800) 309-2262 or (706) 679-5261 (event ID No. 77355589). The call and supplemental financial information can also be accessed on the Internet at www.comerica.com.  A telephone replay will be available approximately two hours following the conference call through July 31, 2011. The conference call replay can be accessed by calling (800) 642-1687 or (706) 645-9291 (event ID No. 77355589). A replay of the Webcast can also be accessed via Comerica’s “Investor Relations” page at www.comerica.com.

Comerica Incorporated is a financial services company headquartered in Dallas, Texas, and strategically aligned by three major business segments: the Business Bank, the Retail Bank, and Wealth Management. Comerica focuses on relationships and helping people and businesses be successful. In addition to Texas, Comerica Bank locations can be found in Arizona, California, Florida and Michigan, with select businesses operating in several other states, as well as in Canada and Mexico.

This press release contains both financial measures based on accounting principles generally accepted in the United States (GAAP) and non-GAAP based financial measures, which are used where management believes it to be helpful in understanding Comerica’s results of operations or financial position.  Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconcilement to the comparable GAAP financial measure, can be found in this press release.  These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 11

Forward-looking Statements

Any statements in this news release that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this news release and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed.  Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (“SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this news release or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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COMERICA REPORTS SECOND QUARTER 2011 NET INCOME OF $96 MILLION — 12

Additional Information for Shareholders

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Media Contact:	Investor Contacts:
Wayne J. Mielke	Darlene P. Persons
(214) 462-4463	(214) 462-6831

Tracy Fralick
(214) 462-6834

CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)

Comerica Incorporated and Subsidiaries

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
(in millions, except per share data)	2011	2011	2010	2011	2010
PER COMMON SHARE AND COMMON STOCK DATA
Diluted net income (loss)	$0.53	$0.57	$0.39	$1.10	$(0.01)
Cash dividends declared	0.10	0.10	0.05	0.20	0.10
Common shareholders’ equity (at period end)	34.15	33.25	32.85

Average diluted shares (in thousands)	177,602	178,425	178,432	178,011	165,100
KEY RATIOS
Return on average common shareholders’ equity	6.41%	7.08%	4.89%	6.74%	(0.05)%
Return on average assets	0.70	0.77	0.50	0.73	0.43
Tier 1 common capital ratio (a) (b)	10.53	10.35	9.81
Tier 1 risk-based capital ratio (b)	10.53	10.35	10.64
Total risk-based capital ratio (b)	14.81	14.80	15.03
Leverage ratio (b)	11.39	11.37	11.36
Tangible common equity ratio (a)	10.90	10.43	10.11
AVERAGE BALANCES
Commercial loans	$21,677	$21,496	$20,910	$21,586	$20,961
Real estate construction loans:
Commercial Real Estate business line (c)	1,486	1,754	2,537	1,619	2,726
Other business lines (d)	395	425	450	410	459
Commercial mortgage loans:
Commercial Real Estate business line (c)	1,912	1,978	1,947	1,945	1,896
Other business lines (d)	7,724	7,812	8,425	7,768	8,484
Residential mortgage loans	1,525	1,599	1,607	1,562	1,620
Consumer loans	2,243	2,281	2,448	2,262	2,464
Lease financing	958	987	1,108	972	1,119
International loans	1,254	1,219	1,240	1,237	1,261
Total loans	39,174	39,551	40,672	39,361	40,990

Earning assets	50,136	49,347	51,835	49,743	52,385
Total assets	54,517	53,775	56,258	54,148	56,885
Noninterest-bearing deposits	15,786	15,459	15,218	15,623	14,923
Interest-bearing core deposits	25,281	24,727	23,710	25,005	23,165
Total core deposits	41,067	40,186	38,928	40,628	38,088
Common shareholders’ equity	5,972	5,835	5,708	5,904	5,391
Total shareholders’ equity	5,972	5,835	5,708	5,904	6,283
NET INTEREST INCOME
Net interest income (fully taxable equivalent basis)	$392	$396	$424	$788	$840
Fully taxable equivalent adjustment	1	1	2	2	3
Net interest margin (fully taxable equivalent basis)	3.14%	3.25%	3.28%	3.19%	3.23%
CREDIT QUALITY
Nonaccrual loans	$941	$996	$1,098
Reduced-rate loans	33	34	23
Total nonperforming loans	974	1,030	1,121
Foreclosed property	70	74	93
Total nonperforming assets	1,044	1,104	1,214

Loans past due 90 days or more and still accruing	64	72	115

Gross loan charge-offs	125	123	158	$248	$342
Loan recoveries	35	22	12	57	23
Net loan charge-offs	90	101	146	191	319
Lending-related commitment charge-offs	—	—	—	—	—
Total net credit-related charge-offs	90	101	146	191	319

Allowance for loan losses	806	849	967
Allowance for credit losses on lending-related commitments	30	32	44
Total allowance for credit losses	836	881	1,011

Allowance for loan losses as a percentage of total loans	2.06%	2.17%	2.38%
Net loan charge-offs as a percentage of average total loans	0.92	1.03	1.44	0.97%	1.56%
Net credit-related charge-offs as a percentage of average total loans	0.92	1.03	1.44	0.97	1.56
Nonperforming assets as a percentage of total loans and foreclosed property	2.66	2.81	2.98
Allowance for loan losses as a percentage of total nonperforming loans	83	82	86

(a) See Reconciliation of Non-GAAP Financial Measures.

(b) June 30, 2011 ratios are estimated.

(c) Primarily loans to real estate investors and developers.

(d) Primarily loans secured by owner-occupied real estate.

CONSOLIDATED BALANCE SHEETS

Comerica Incorporated and Subsidiaries

	June 30,	March 31,	December 31,	June 30,
(in millions, except share data)	2011	2011	2010	2010
	(unaudited)	(unaudited)		(unaudited)
ASSETS
Cash and due from banks	$987	$875	$668	$816
Interest-bearing deposits with banks	2,479	3,570	1,415	3,409
Other short-term investments	124	154	141	134
Investment securities available-for-sale	7,537	7,406	7,560	7,188
Commercial loans	22,052	21,360	22,145	21,151
Real estate construction loans	1,728	2,023	2,253	2,774
Commercial mortgage loans	9,579	9,697	9,767	10,318
Residential mortgage loans	1,491	1,550	1,619	1,606
Consumer loans	2,232	2,262	2,311	2,443
Lease financing	949	958	1,009	1,084
International loans	1,162	1,326	1,132	1,226
Total loans	39,193	39,176	40,236	40,602
Less allowance for loan losses	(806)	(849)	(901)	(967)
Net loans	38,387	38,327	39,335	39,635

Premises and equipment	641	637	630	634
Customers’ liability on acceptances outstanding	10	14	9	24
Accrued income and other assets	3,976	4,034	3,909	4,045
Total assets	$54,141	$55,017	$53,667	$55,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing deposits	$16,344	$16,357	$15,538	$15,769
Money market and NOW deposits	18,033	17,888	17,622	16,062
Savings deposits	1,462	1,457	1,397	1,407
Customer certificates of deposit	5,551	5,672	5,482	5,893
Other time deposits	—	—	—	165
Foreign office time deposits	368	499	432	484
Total interest-bearing deposits	25,414	25,516	24,933	24,011
Total deposits	41,758	41,873	40,471	39,780

Short-term borrowings	67	61	130	200
Acceptances outstanding	10	14	9	24
Accrued expenses and other liabilities	1,062	1,076	1,126	1,048
Medium- and long-term debt	5,206	6,116	6,138	9,041
Total liabilities	48,103	49,140	47,874	50,093

Common stock - $5 par value:
Authorized - 325,000,000 shares
Issued - 203,878,110 shares	1,019	1,019	1,019	1,019
Capital surplus	1,472	1,464	1,481	1,467
Accumulated other comprehensive loss	(308)	(382)	(389)	(240)
Retained earnings	5,395	5,317	5,247	5,124
Less cost of common stock in treasury - 27,092,427 shares at 6/30/11, 27,103,941 shares at 3/31/11, 27,342,518 shares at 12/31/10, and 27,561,412 shares at 6/30/10	(1,540)	(1,541)	(1,565)	(1,578)
Total shareholders’ equity	6,038	5,877	5,793	5,792
Total liabilities and shareholders’ equity	$54,141	$55,017	$53,667	$55,885

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

Comerica Incorporated and Subsidiaries

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions, except per share data)	2011	2010	2011	2010

INTEREST INCOME
Interest and fees on loans	$369	$412	$744	$824
Interest on investment securities	59	61	116	122
Interest on short-term investments	3	3	5	6
Total interest income	431	476	865	952

INTEREST EXPENSE
Interest on deposits	23	29	45	64
Interest on medium- and long-term debt	17	25	34	51
Total interest expense	40	54	79	115
Net interest income	391	422	786	837
Provision for loan losses	47	126	96	301
Net interest income after provision for loan losses	344	296	690	536

NONINTEREST INCOME
Service charges on deposit accounts	51	52	103	108
Fiduciary income	39	38	78	77
Commercial lending fees	21	22	42	44
Letter of credit fees	18	19	36	37
Card fees	15	15	30	28
Foreign exchange income	10	10	19	20
Bank-owned life insurance	9	9	17	17
Brokerage fees	6	6	12	12
Net securities gains	4	1	6	3
Other noninterest income	29	22	66	42
Total noninterest income	202	194	409	388

NONINTEREST EXPENSES
Salaries	185	179	373	348
Employee benefits	50	45	100	89
Total salaries and employee benefits	235	224	473	437
Net occupancy expense	38	39	78	80
Equipment expense	17	15	32	32
Outside processing fee expense	25	23	49	46
Software expense	20	22	43	44
FDIC insurance expense	12	16	27	33
Legal fees	8	9	17	17
Advertising expense	7	7	14	15
Other real estate expense	6	5	14	17
Litigation and operational losses	5	2	8	3
Merger and restructuring charges	5	—	5	—
Provision for credit losses on lending-related commitments	(2)	—	(5)	7
Other noninterest expenses	33	35	69	70
Total noninterest expenses	409	397	824	801
Income from continuing operations before income taxes	137	93	275	123
Provision for income taxes	41	23	76	18
Income from continuing operations	96	70	199	105
Income from discontinued operations, net of tax	—	—	—	17
NET INCOME	96	70	199	122
Less:
Preferred stock dividends	—	—	—	123
Income allocated to participating securities	1	1	2	—
Net income (loss) attributable to common shares	$95	$69	$197	$(1)

Basic earnings per common share:
Income (loss) from continuing operations	$0.54	$0.40	$1.12	$(0.11)
Net income (loss)	0.54	0.40	1.12	(0.01)

Diluted earnings per common share:
Income (loss) from continuing operations	0.53	0.39	1.10	(0.11)
Net income (loss)	0.53	0.39	1.10	(0.01)

Cash dividends declared on common stock	18	8	35	18
Cash dividends declared per common share	0.10	0.05	0.20	0.10

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME (unaudited)

Comerica Incorporated and Subsidiaries

	Second	First	Fourth	Third	Second	Second Quarter 2011 Compared To:
	Quarter	Quarter	Quarter	Quarter	Quarter	First Quarter 2011		Second Quarter 2010
(in millions, except per share data)	2011	2011	2010	2010	2010	Amount	Percent	Amount	Percent

INTEREST INCOME
Interest and fees on loans	$369	$375	$394	$399	$412	$(6)	(1)%	$(43)	(10)%
Interest on investment securities	59	57	49	55	61	2	2	(2)	(4)
Interest on short-term investments	3	2	2	2	3	1	9	—	(12)
Total interest income	431	434	445	456	476	(3)	(1)	(45)	(9)

INTEREST EXPENSE
Interest on deposits	23	22	24	27	29	1	(1)	(6)	(21)
Interest on short-term borrowings	—	—	1	—	—	—	(46)	—	(77)
Interest on medium- and long-term debt	17	17	15	25	25	—	4	(8)	(30)
Total interest expense	40	39	40	52	54	1	1	(14)	(25)
Net interest income	391	395	405	404	422	(4)	(1)	(31)	(7)
Provision for loan losses	47	49	57	122	126	(2)	(4)	(79)	(63)
Net interest income after provision for loan losses	344	346	348	282	296	(2)	(1)	48	16

NONINTEREST INCOME
Service charges on deposit accounts	51	52	49	51	52	(1)	(4)	(1)	(5)
Fiduciary income	39	39	39	38	38	—	2	1	3
Commercial lending fees	21	21	29	22	22	—	4	(1)	(1)
Letter of credit fees	18	18	20	19	19	—	(1)	(1)	(1)
Card fees	15	15	15	15	15	—	7	—	6
Foreign exchange income	10	9	11	8	10	1	7	—	(4)
Bank-owned life insurance	9	8	14	9	9	1	1	—	1
Brokerage fees	6	6	7	6	6	—	(8)	—	(8)
Net securities gains	4	2	—	—	1	2	82	3	N/M
Other noninterest income	29	37	31	18	22	(8)	(20)	7	32
Total noninterest income	202	207	215	186	194	(5)	(2)	8	4

NONINTEREST EXPENSES
Salaries	185	188	205	187	179	(3)	(1)	6	3
Employee benefits	50	50	43	47	45	—	(1)	5	11
Total salaries and employee benefits	235	238	248	234	224	(3)	(1)	11	5
Net occupancy expense	38	40	42	40	39	(2)	(3)	(1)	—
Equipment expense	17	15	16	15	15	2	5	2	5
Outside processing fee expense	25	24	27	23	23	1	5	2	8
Software expense	20	23	23	22	22	(3)	(8)	(2)	(4)
FDIC insurance expense	12	15	15	14	16	(3)	(16)	(4)	(24)
Legal fees	8	9	9	9	9	(1)	—	(1)	—
Advertising expense	7	7	8	7	7	—	—	—	(5)
Other real estate expense	6	8	5	7	5	(2)	(35)	1	9
Litigation and operational losses	5	3	6	2	2	2	60	3	N/M
Merger and restructuring charges	5	—	—	—	—	5	N/M	5	N/M
Provision for credit losses on lending-related commitments	(2)	(3)	(3)	(6)	—	1	21	(2)	N/M
Other noninterest expenses	33	36	41	35	35	(3)	(11)	(2)	(8)
Total noninterest expenses	409	415	437	402	397	(6)	(1)	12	3
Income before income taxes	137	138	126	66	93	(1)	(1)	44	48
Provision for income taxes	41	35	30	7	23	6	19	18	81
NET INCOME	96	103	96	59	70	(7)	(7)	26	37
Less:
Income allocated to participating securities	1	1	1	—	1	—	(6)	—	N/M
Net income (loss) attributable to common shares	$95	$102	$95	$59	$69	$(7)	(7)%	$26	36%

Earnings per common share:
Basic	$0.54	$0.58	$0.54	$0.34	$0.40	$(0.04)	(7)%	$0.14	35%
Diluted	0.53	0.57	0.53	0.33	0.39	(0.04)	(7)	0.14	36

Cash dividends declared on common stock	18	17	18	9	8	1	—	10	N/M
Cash dividends declared per common share	0.10	0.10	0.10	0.05	0.05	—	—	0.05	N/M

N/M - Not meaningful

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES (unaudited)

Comerica Incorporated and Subsidiaries

	2011		2010
(in millions)	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr

Balance at beginning of period	$849	$901	$957	$967	$987

Loan charge-offs:
Commercial	66	65	43	38	65
Real estate construction:
Commercial Real Estate business line (a)	12	8	34	40	30
Other business lines (b)	—	1	—	1	—
Total real estate construction	12	9	34	41	30
Commercial mortgage:
Commercial Real Estate business line (a)	8	9	9	16	12
Other business lines (b)	23	25	34	40	36
Total commercial mortgage	31	34	43	56	48
Residential mortgage	7	2	5	2	5
Consumer	9	8	15	7	9
Lease financing	—	—	—	—	1
International	—	5	—	1	—
Total loan charge-offs	125	123	140	145	158

Recoveries on loans previously charged-off:
Commercial	13	4	7	7	4
Real estate construction	5	2	3	1	6
Commercial mortgage	5	9	10	2	1
Residential mortgage	1	—	1	—	—
Consumer	1	1	2	1	1
Lease financing	6	5	4	1	—
International	4	1	—	1	—
Total recoveries	35	22	27	13	12
Net loan charge-offs	90	101	113	132	146
Provision for loan losses	47	49	57	122	126
Balance at end of period	$806	$849	$901	$957	$967

Allowance for loan losses as a percentage of total loans	2.06%	2.17%	2.24%	2.38%	2.38%

Net loan charge-offs as a percentage of average total loans	0.92	1.03	1.13	1.32	1.44

Net credit-related charge-offs as a percentage of average total loans	0.92	1.03	1.13	1.32	1.44

(a) Primarily charge-offs of loans to real estate investors and developers.

(b) Primarily charge-offs of loans secured by owner-occupied real estate.

ANALYSIS OF THE ALLOWANCE FOR CREDIT LOSSES ON LENDING-RELATED COMMITMENTS (unaudited)

Comerica Incorporated and Subsidiaries

	2011		2010
(in millions)	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr

Balance at beginning of period	$32	$35	$38	$44	$44
Add: Provision for credit losses on lending-related commitments	(2)	(3)	(3)	(6)	—
Balance at end of period	$30	$32	$35	$38	$44

Unfunded lending-related commitments sold	$3	$2	$—	$—	$2

NONPERFORMING ASSETS (unaudited)

Comerica Incorporated and Subsidiaries

	2011		2010
(in millions)	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr

SUMMARY OF NONPERFORMING ASSETS AND PAST DUE LOANS
Nonaccrual loans:
Business loans:
Commercial	$261	$226	$252	$258	$239
Real estate construction:
Commercial Real Estate business line (a)	137	195	259	362	385
Other business lines (b)	2	3	4	4	4
Total real estate construction	139	198	263	366	389
Commercial mortgage:
Commercial Real Estate business line (a)	186	197	181	153	135
Other business lines (b)	269	293	302	304	257
Total commercial mortgage	455	490	483	457	392
Lease financing	6	7	7	10	11
International	7	4	2	2	3
Total nonaccrual business loans	868	925	1,007	1,093	1,034
Retail loans:
Residential mortgage	60	58	55	59	53
Consumer:
Home equity	4	6	5	5	7
Other consumer	9	7	13	6	4
Total consumer	13	13	18	11	11
Total nonaccrual retail loans	73	71	73	70	64
Total nonaccrual loans	941	996	1,080	1,163	1,098
Reduced-rate loans	33	34	43	28	23
Total nonperforming loans	974	1,030	1,123	1,191	1,121
Foreclosed property	70	74	112	120	93
Total nonperforming assets	$1,044	$1,104	$1,235	$1,311	$1,214

Nonperforming loans as a percentage of total loans	2.49%	2.63%	2.79%	2.96%	2.76%
Nonperforming assets as a percentage of total loans and foreclosed property	2.66	2.81	3.06	3.24	2.98
Allowance for loan losses as a percentage of total nonperforming loans	83	82	80	80	86
Loans past due 90 days or more and still accruing	$64	$72	$62	$104	$115

ANALYSIS OF NONACCRUAL LOANS
Nonaccrual loans at beginning of period	$996	$1,080	$1,163	$1,098	$1,145
Loans transferred to nonaccrual (c)	163	166	180	294	199
Nonaccrual business loan gross charge-offs (d)	(109)	(111)	(120)	(136)	(143)
Loans transferred to accrual status (c)	—	(4)	(4)	(10)	—
Nonaccrual business loans sold (e)	(9)	(60)	(41)	(12)	(47)
Payments/Other (f)	(100)	(75)	(98)	(71)	(56)
Nonaccrual loans at end of period	$941	$996	$1,080	$1,163	$1,098

(a) Primarily loans to real estate investors and developers.

(b) Primarily loans secured by owner-occupied real estate.

(c) Based on an analysis of nonaccrual loans with book balances greater than $2 million.

(d) Analysis of gross loan charge-offs:

Nonaccrual business loans	$109	$111	$120	$136	$143
Performing watch list loans	—	2	—	—	1
Consumer and residential mortgage loans	16	10	20	9	14
Total gross loan charge-offs	$125	$123	$140	$145	$158

(e) Analysis of loans sold:

Nonaccrual business loans	$9	$60	$41	$12	$47
Performing watch list loans	6	35	29	7	15
Total loans sold	$15	$95	$70	$19	$62

(f) Includes net changes related to nonaccrual loans with balances less than $2 million, payments on nonaccrual loans with book balances greater than $2 million and transfers of nonaccrual loans to foreclosed property. Excludes business loan gross charge-offs and business nonaccrual loans sold.

ANALYSIS OF NET INTEREST INCOME (FTE) (unaudited)

Comerica Incorporated and Subsidiaries

	Six Months Ended
	June 30, 2011			June 30, 2010
	Average		Average	Average		Average
(dollar amounts in millions)	Balance	Interest	Rate	Balance	Interest	Rate

Commercial loans	$21,586	$396	3.70%	$20,961	$411	3.95%
Real estate construction loans	2,029	36	3.62	3,185	48	3.03
Commercial mortgage loans	9,713	191	3.96	10,380	216	4.19
Residential mortgage loans	1,562	42	5.37	1,620	44	5.43
Consumer loans	2,262	39	3.42	2,464	44	3.57
Lease financing	972	17	3.56	1,119	21	3.73
International loans	1,237	24	3.83	1,261	25	4.00
Business loan swap income	—	1	—	—	17	—
Total loans	39,361	746	3.82	40,990	826	4.06

Auction-rate securities available-for-sale	527	2	0.80	847	5	1.06
Other investment securities available-for-sale	6,832	114	3.39	6,475	118	3.72
Total investment securities available-for-sale	7,359	116	3.19	7,322	123	3.40

Federal funds sold and securities purchased under agreements to resell	2	—	0.32	1	—	1.17
Interest-bearing deposits with banks (a)	2,897	4	0.25	3,944	5	0.25
Other short-term investments	124	1	2.05	128	1	1.70
Total earning assets	49,743	867	3.51	52,385	955	3.67

Cash and due from banks	878			792
Allowance for loan losses	(883)			(1,048)
Accrued income and other assets	4,410			4,756
Total assets	$54,148			$56,885

Money market and NOW deposits	$18,003	23	0.26	$15,709	25	0.32
Savings deposits	1,443	1	0.09	1,407	—	0.07
Customer certificates of deposit	5,559	20	0.73	6,049	30	0.97
Total interest-bearing core deposits	25,005	44	0.36	23,165	55	0.48
Other time deposits	—	—	—	584	9	3.18
Foreign office time deposits	413	1	0.50	453	—	0.22
Total interest-bearing deposits	25,418	45	0.36	24,202	64	0.54

Short-term borrowings	103	—	0.21	241	—	0.19
Medium- and long-term debt	5,974	34	1.15	10,169	51	0.99
Total interest-bearing sources	31,495	79	0.51	34,612	115	0.67

Noninterest-bearing deposits	15,623			14,923
Accrued expenses and other liabilities	1,126			1,067
Total shareholders’ equity	5,904			6,283
Total liabilities and shareholders’ equity	$54,148			$56,885

Net interest income/rate spread (FTE)		$788	3.00		$840	3.00

FTE adjustment		$2			$3

Impact of net noninterest-bearing sources of funds			0.19			0.23
Net interest margin (as a percentage of average earning assets) (FTE) (a)			3.19%			3.23%

(a)

Excess liquidity, represented by average balances deposited with the Federal Reserve Bank, reduced the net interest margin by 18 basis points and 24 basis points year-to-date in 2011 and 2010, respectively. Excluding excess liquidity, the net interest margin would have been 3.37% in 2011 and 3.47% in 2010. See Reconciliation of Non-GAAP Financial Measures.

ANALYSIS OF NET INTEREST INCOME (FTE) (unaudited)

Comerica Incorporated and Subsidiaries

	Three Months Ended
	June 30, 2011			March 31, 2011			June 30, 2010
	Average		Average	Average		Average	Average		Average
(dollar amounts in millions)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Commercial loans	$21,677	$196	3.65%	$21,496	$200	3.76%	$20,910	$206	3.95%
Real estate construction loans	1,881	17	3.75	2,179	19	3.51	2,987	23	3.13
Commercial mortgage loans	9,636	96	3.98	9,790	95	3.95	10,372	109	4.20
Residential mortgage loans	1,525	21	5.50	1,599	21	5.24	1,607	22	5.44
Consumer loans	2,243	20	3.42	2,281	19	3.42	2,448	22	3.56
Lease financing	958	8	3.50	987	9	3.62	1,108	10	3.72
International loans	1,254	12	3.80	1,219	12	3.87	1,240	13	4.07
Business loan swap income	—	—	—	—	1	—	—	9	—
Total loans	39,174	370	3.79	39,551	376	3.85	40,672	414	4.07

Auction-rate securities available-for-sale	500	1	0.71	554	1	0.88	816	3	1.19
Other investment securities available-for-sale	6,907	58	3.40	6,757	56	3.37	6,446	58	3.71
Total investment securities available-for-sale	7,407	59	3.20	7,311	57	3.17	7,262	61	3.41

Federal funds sold and securities purchased under agreements to resell	2	—	0.33	3	—	0.32	1	—	1.35
Interest-bearing deposits with banks (a)	3,433	3	0.25	2,354	1	0.26	3,768	3	0.25
Other short-term investments	120	—	1.39	128	1	2.68	132	—	1.65
Total earning assets	50,136	432	3.46	49,347	435	3.57	51,835	478	3.70

Cash and due from banks	872			884			795
Allowance for loan losses	(859)			(908)			(1,037)
Accrued income and other assets	4,368			4,452			4,665
Total assets	$54,517			$53,775			$56,258

Money market and NOW deposits	$18,207	11	0.26	$17,797	12	0.26	$16,354	13	0.32
Savings deposits	1,465	1	0.09	1,421	—	0.09	1,429	—	0.07
Customer certificates of deposit	5,609	10	0.70	5,509	10	0.76	5,927	15	0.92
Total interest-bearing core deposits	25,281	22	0.35	24,727	22	0.36	23,710	28	0.45
Other time deposits	—	—	—	—	—	—	295	1	2.14
Foreign office time deposits	413	1	0.52	412	—	0.49	448	—	0.23
Total interest-bearing deposits	25,694	23	0.35	25,139	22	0.37	24,453	29	0.47

Short-term borrowings	112	—	0.14	94	—	0.31	248	—	0.27
Medium- and long-term debt	5,821	17	1.20	6,128	17	1.10	9,571	25	1.04
Total interest-bearing sources	31,627	40	0.51	31,361	39	0.51	34,272	54	0.63

Noninterest-bearing deposits	15,786			15,459			15,218
Accrued expenses and other liabilities	1,132			1,120			1,060
Total shareholders’ equity	5,972			5,835			5,708
Total liabilities and shareholders’ equity	$54,517			$53,775			$56,258

Net interest income/rate spread (FTE)		$392	2.95		$396	3.06		$424	3.07

FTE adjustment		$1			$1			$2

Impact of net noninterest-bearing sources of funds			0.19			0.19			0.21
Net interest margin (as a percentage of average earning assets) (FTE) (a)			3.14%			3.25%			3.28%

(a)

Excess liquidity, represented by average balances deposited with the Federal Reserve Bank, reduced the net interest margin by 21 basis points and by 14 points in the second and first quarters of 2011, respectively and by 23 basis points in the second quarter of 2010. Excluding excess liquidity, the net interest margin would have been 3.35%, 3.39% and 3.51% in each respective period. See Reconciliation of Non-GAAP Financial Measures.

CONSOLIDATED STATISTICAL DATA (unaudited)

Comerica Incorporated and Subsidiaries

	June 30,	March 31,	December 31,	September 30,	June 30,
(in millions, except per share data)	2011	2011	2010	2010	2010

Commercial loans:
Floor plan	$1,478	$1,893	$2,017	$1,693	$1,586
Other	20,574	19,467	20,128	19,739	19,565
Total commercial loans	22,052	21,360	22,145	21,432	21,151
Real estate construction loans:
Commercial Real Estate business line (a)	1,343	1,606	1,826	2,023	2,345
Other business lines (b)	385	417	427	421	429
Total real estate construction loans	1,728	2,023	2,253	2,444	2,774
Commercial mortgage loans:
Commercial Real Estate business line (a)	1,930	1,918	1,937	2,091	2,035
Other business lines (b)	7,649	7,779	7,830	8,089	8,283
Total commercial mortgage loans	9,579	9,697	9,767	10,180	10,318
Residential mortgage loans	1,491	1,550	1,619	1,586	1,606
Consumer loans:
Home equity	1,622	1,661	1,704	1,736	1,761
Other consumer	610	601	607	667	682
Total consumer loans	2,232	2,262	2,311	2,403	2,443
Lease financing	949	958	1,009	1,053	1,084
International loans	1,162	1,326	1,132	1,182	1,226
Total loans	$39,193	$39,176	$40,236	$40,280	$40,602

Goodwill	$150	$150	$150	$150	$150
Loan servicing rights	4	4	5	5	6

Tier 1 common capital ratio (c) (d)	10.53%	10.35%	10.13%	9.96%	9.81%
Tier 1 risk-based capital ratio (d)	10.53	10.35	10.13	9.96	10.64
Total risk-based capital ratio (d)	14.81	14.80	14.54	14.37	15.03
Leverage ratio (d)	11.39	11.37	11.26	10.91	11.36
Tangible common equity ratio (c)	10.90	10.43	10.54	10.39	10.11

Book value per common share	$34.15	$33.25	$32.82	$33.19	$32.85
Market value per share for the quarter:
High	39.00	43.53	43.44	40.21	45.85
Low	33.08	36.20	34.43	33.11	35.44
Close	34.57	36.72	42.24	37.15	36.83

Quarterly ratios:
Return on average common shareholders’ equity	6.41%	7.08%	6.53%	4.07%	4.89%
Return on average assets	0.70	0.77	0.71	0.43	0.50
Efficiency ratio	69.33	69.05	70.38	67.88	64.47

Number of banking centers	446	445	444	441	437

Number of employees - full time equivalent	8,915	8,955	9,001	9,075	9,107

(a) Primarily loans to real estate investors and developers.

(b) Primarily loans secured by owner-occupied real estate.

(c) See Reconciliation of Non-GAAP Financial Measures.

(d) June 30, 2011 ratios are estimated.

PARENT COMPANY ONLY BALANCE SHEETS (unaudited)

Comerica Incorporated

	June 30,	December 31,	June 30,
(in millions, except share data)	2011	2010	2010

ASSETS
Cash and due from subsidiary bank	$14	$—	$15
Short-term investments with subsidiary bank	413	327	659
Other short-term investments	90	86	83
Investment in subsidiaries, principally banks	6,122	5,957	5,961
Premises and equipment	3	4	4
Other assets	162	181	190
Total assets	$6,804	$6,555	$6,912

LIABILITIES AND SHAREHOLDERS’ EQUITY
Medium- and long-term debt	$635	$635	$999
Other liabilities	131	127	121
Total liabilities	766	762	1,120

Common stock - $5 par value:
Authorized - 325,000,000 shares
Issued - 203,878,110 shares	1,019	1,019	1,019
Capital surplus	1,472	1,481	1,467
Accumulated other comprehensive loss	(308)	(389)	(240)
Retained earnings	5,395	5,247	5,124
Less cost of common stock in treasury - 27,092,427 shares at 6/30/11, 27,342,518 shares at 12/31/10, and 27,561,412 shares at 6/30/10	(1,540)	(1,565)	(1,578)
Total shareholders’ equity	6,038	5,793	5,792
Total liabilities and shareholders’ equity	$6,804	$6,555	$6,912

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

Comerica Incorporated and Subsidiaries

					Accumulated
		Common Stock			Other			Total
	Preferred	Shares		Capital	Comprehensive	Retained	Treasury	Shareholders’
(in millions, except per share data)	Stock	Outstanding	Amount	Surplus	Loss	Earnings	Stock	Equity

BALANCE AT DECEMBER 31, 2009	$2,151	151.2	$894	$740	$(336)	$5,161	$(1,581)	$7,029
Net income	—	—	—	—	—	122	—	122
Other comprehensive income, net of tax	—	—	—	—	96	—	—	96
Total comprehensive income								218
Cash dividends declared on preferred stock	—	—	—	—	—	(38)	—	(38)
Cash dividends declared on common stock ($0.10 per share)	—	—	—	—	—	(18)	—	(18)
Purchase of common stock	—	—	—	—	—	—	(4)	(4)
Issuance of common stock	—	25.1	125	724	—	—	—	849
Redemption of preferred stock	(2,250)	—	—	—	—	—	—	(2,250)
Redemption discount accretion on preferred stock	94	—	—	—	—	(94)	—	—
Accretion of discount on preferred stock	5	—	—	—	—	(5)	—	—
Net issuance of common stock under employee stock plans	—	—	—	(5)	—	(4)	6	(3)
Share-based compensation	—	—	—	11	—	—	—	11
Other	—	—	—	(3)	—	—	1	(2)
BALANCE AT JUNE 30, 2010	$—	176.3	$1,019	$1,467	$(240)	$5,124	$(1,578)	$5,792

BALANCE AT DECEMBER 31, 2010	$—	176.5	$1,019	$1,481	$(389)	$5,247	$(1,565)	$5,793
Net income	—	—	—	—	—	199	—	199
Other comprehensive income, net of tax	—	—	—	—	81	—	—	81
Total comprehensive income								280
Cash dividends declared on common stock ($0.20 per share)	—	—	—	—	—	(35)	—	(35)
Purchase of common stock	—	(0.5)	—	—	—	—	(21)	(21)
Net issuance of common stock under employee stock plans	—	0.8	—	(30)	—	(16)	46	—
Share-based compensation	—	—	—	21	—	—	—	21
BALANCE AT JUNE 30, 2011	$—	176.8	$1,019	$1,472	$(308)	$5,395	$(1,540)	$6,038

BUSINESS SEGMENT FINANCIAL RESULTS (unaudited)

Comerica Incorporated and Subsidiaries

(dollar amounts in millions)	Business	Retail	Wealth
Three Months Ended June 30, 2011	Bank	Bank	Management	Finance	Other	Total
Earnings summary:
Net interest income (expense) (FTE)	$342	$141	$48	$(147)	$8	$392
Provision for loan losses	6	24	14	—	3	47
Noninterest income	79	46	63	11	3	202
Noninterest expenses	158	162	76	3	10	409
Provision (benefit) for income taxes (FTE)	81	4	9	(52)	—	42
Net income (loss)	$176	$(3)	$12	$(87)	$(2)	$96
Net credit-related charge-offs	$54	$22	$14	$—	$—	$90

Selected average balances:
Assets	$29,893	$5,453	$4,728	$9,406	$5,037	$54,517
Loans	29,380	4,999	4,742	48	5	39,174
Deposits	20,396	17,737	2,978	239	130	41,480

Statistical data:
Return on average assets (a)	2.35%	(0.06)%	1.03%	N/M	N/M	0.70%
Net interest margin (b)	4.65	3.22	4.07	N/M	N/M	3.14
Efficiency ratio	37.41	86.48	71.40	N/M	N/M	69.33

	Business	Retail	Wealth
Three Months Ended March 31, 2011	Bank	Bank	Management	Finance	Other	Total
Earnings summary:
Net interest income (expense) (FTE)	$341	$139	$44	$(135)	$7	$396
Provision for loan losses	18	23	8	—	—	49
Noninterest income	77	42	64	16	8	207
Noninterest expenses	160	162	78	3	12	415
Provision (benefit) for income taxes (FTE)	73	(2)	8	(46)	3	36
Net income (loss)	$167	$(2)	$14	$(76)	$—	$103
Net credit-related charge-offs	$73	$23	$5	$—	$—	$101

Selected average balances:
Assets	$30,091	$5,558	$4,809	$9,314	$4,003	$53,775
Loans	29,609	5,106	4,807	22	7	39,551
Deposits	20,084	17,360	2,800	249	105	40,598

Statistical data:
Return on average assets (a)	2.22%	(0.05)%	1.14%	N/M	N/M	0.77%
Net interest margin (b)	4.66	3.25	3.76	N/M	N/M	3.25
Efficiency ratio	38.14	89.19	74.38	N/M	N/M	69.05

	Business	Retail	Wealth
Three Months Ended June 30, 2010	Bank	Bank	Management	Finance	Other	Total
Earnings summary:
Net interest income (expense) (FTE)	$351	$134	$45	$(103)	$(3)	$424
Provision for loan losses	83	20	19	—	4	126
Noninterest income	78	42	61	13	—	194
Noninterest expenses	157	160	79	2	(1)	397
Provision (benefit) for income taxes (FTE)	54	(1)	3	(35)	4	25
Net income (loss)	$135	$(3)	$5	$(57)	$(10)	$70
Net credit-related charge-offs	$113	$22	$11	$—	$—	$146

Selected average balances:
Assets	$30,609	$5,937	$4,903	$9,343	$5,466	$56,258
Loans	30,353	5,446	4,840	36	(3)	40,672
Deposits	19,069	16,930	2,924	653	95	39,671

Statistical data:
Return on average assets (a)	1.75%	(0.06)%	0.43%	N/M	N/M	0.50%
Net interest margin (b)	4.63	3.17	3.73	N/M	N/M	3.28
Efficiency ratio	36.92	89.14	77.57	N/M	N/M	64.47

(a) Return on average assets is calculated based on the greater of average assets or average liabilities and attributed equity.

(b) Net interest margin is calculated based on the greater of average earning assets or average deposits and purchased funds.

FTE - Fully Taxable Equivalent

N/M - Not Meaningful

MARKET SEGMENT FINANCIAL RESULTS (unaudited)

Comerica Incorporated and Subsidiaries

							Finance
(dollar amounts in millions)					Other		& Other
Three Months Ended June 30, 2011	Midwest	Western	Texas	Florida	Markets	International	Businesses	Total
Earnings summary:
Net interest income (expense) (FTE)	$204	$166	$89	$12	$41	$19	$(139)	$392
Provision for loan losses	15	20	(2)	11	5	(5)	3	47
Noninterest income	100	37	25	4	13	9	14	202
Noninterest expenses	183	108	63	12	21	9	13	409
Provision (benefit) for income taxes (FTE)	44	25	20	(2)	(2)	9	(52)	42
Net income (loss)	$62	$50	$33	$(5)	$30	$15	$(89)	$96
Net credit-related charge-offs (recoveries)	$37	$26	$3	$15	$11	$(2)	$—	$90

Selected average balances:
Assets	$14,267	$12,329	$7,081	$1,534	$3,101	$1,762	$14,443	$54,517
Loans	14,051	12,121	6,871	1,565	2,823	1,690	53	39,174
Deposits	18,319	12,458	6,175	396	2,451	1,312	369	41,480

Statistical data:
Return on average assets (a)	1.28%	1.48%	1.84%	(1.29)%	3.89%	3.33%	N/M	0.70%
Net interest margin (b)	4.46	5.35	5.19	3.14	5.88	4.40	N/M	3.14
Efficiency ratio	60.30	53.19	55.16	77.62	40.47	33.16	N/M	69.33

							Finance
					Other		& Other
Three Months Ended March 31, 2011	Midwest	Western	Texas	Florida	Markets	International	Businesses	Total
Earnings summary:
Net interest income (expense) (FTE)	$203	$164	$87	$11	$41	$18	$(128)	$396
Provision for loan losses	34	11	4	8	(7)	(1)	—	49
Noninterest income	100	37	23	4	11	8	24	207
Noninterest expenses	188	109	61	12	21	9	15	415
Provision (benefit) for income taxes (FTE)	28	30	16	(1)	—	6	(43)	36
Net income (loss)	$53	$51	$29	$(4)	$38	$12	$(76)	$103
Net credit-related charge-offs	$46	$26	$8	$8	$9	$4	$—	$101

Selected average balances:
Assets	$14,307	$12,590	$7,031	$1,553	$3,242	$1,735	$13,317	$53,775
Loans	14,104	12,383	6,824	1,580	2,960	1,671	29	39,551
Deposits	18,230	12,235	5,786	367	2,298	1,328	354	40,598

Statistical data:
Return on average assets (a)	1.08%	1.54%	1.65%	(0.93)%	4.70%	2.79%	N/M	0.77%
Net interest margin (b)	4.49	5.37	5.17	2.82	5.73	4.34	N/M	3.25
Efficiency ratio	61.99	54.36	55.39	80.08	42.38	34.62	N/M	69.05

							Finance
					Other		& Other
Three Months Ended June 30, 2010	Midwest	Western	Texas	Florida	Markets	International	Businesses	Total
Earnings summary:
Net interest income (expense) (FTE)	$211	$163	$81	$12	$44	$19	$(106)	$424
Provision for loan losses	34	27	(1)	17	50	(5)	4	126
Noninterest income	97	33	23	4	15	9	13	194
Noninterest expenses	180	110	65	12	21	8	1	397
Provision (benefit) for income taxes (FTE)	33	21	14	(5)	(16)	9	(31)	25
Net income (loss)	$61	$38	$26	$(8)	$4	$16	$(67)	$70
Net credit-related charge-offs	$44	$47	$8	$7	$40	$—	$—	$146

Selected average balances:
Assets	$14,626	$13,006	$6,652	$1,576	$3,934	$1,655	$14,809	$56,258
Loans	14,592	12,792	6,428	1,575	3,661	1,591	33	40,672
Deposits	17,988	11,951	5,316	404	2,212	1,052	748	39,671

Statistical data:
Return on average assets (a)	1.25%	1.15%	1.54%	(2.18)%	0.46%	3.90%	N/M	0.50%
Net interest margin (b)	4.66	5.13	5.05	2.94	4.91	4.62	N/M	3.28
Efficiency ratio	58.16	56.15	62.38	76.90	38.26	30.48	N/M	64.47

(a) Return on average assets is calculated based on the greater of average assets or average liabilities and attributed equity.

(b) Net interest margin is calculated based on the greater of average earning assets or average deposits and purchased funds.

FTE - Fully Taxable Equivalent

N/M - Not Meaningful

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (unaudited) (page 1 of 2)

Comerica Incorporated and Subsidiaries

	Six Months Ended June 30,
(dollar amounts in millions)	2011	2010
Impact of Excess Liquidity on Net Interest Margin (FTE):
Net interest income (FTE)	$788	$840
Less:
Interest earned on excess liquidity (a)	3	5
Net interest income (FTE), excluding excess liquidity	$785	$835

Average earning assets	$49,743	$52,385
Less:
Average net unrealized gains on investment securities available-for-sale	48	71
Average earning assets for net interest margin (FTE)	49,695	52,314
Less:
Excess liquidity (a)	2,843	3,905
Average earning assets for net interest margin (FTE), excluding excess liquidity	$46,852	$48,409

Net interest margin (FTE)	3.19%	3.23%
Net interest margin (FTE), excluding excess liquidity	3.37	3.47

Impact of excess liquidity on net interest margin (FTE)	(0.18)	(0.24)

	2011		2010
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr
Impact of Excess Liquidity on Net Interest Margin (FTE):
Net interest income (FTE)	$392	$396	$406	$405	$424
Less:
Interest earned on excess liquidity (a)	2	1	1	2	2
Net interest income (FTE), excluding excess liquidity	$390	$395	$405	$403	$422

Average earning assets	$50,136	$49,347	$49,102	$50,189	$51,835
Less:
Average net unrealized gains on investment securities available-for-sale	74	22	139	180	80
Average earning assets for net interest margin (FTE)	50,062	49,325	48,963	50,009	51,755
Less:
Excess liquidity (a)	3,382	2,297	1,793	2,983	3,719
Average earning assets for net interest margin (FTE), excluding excess liquidity	$46,680	$47,028	$47,170	$47,026	$48,036

Net interest margin (FTE)	3.14%	3.25%	3.29%	3.23%	3.28%
Net interest margin (FTE), excluding excess liquidity	3.35	3.39	3.41	3.42	3.51

Impact of excess liquidity on net interest margin (FTE)	(0.21)	(0.14)	(0.12)	(0.19)	(0.23)

(a) Excess liquidity represented by interest earned on and average balances deposited with the FRB.

The net interest margin (FTE), excluding excess liquidity, removes interest earned on balances deposited with the FRB from net interest income (FTE) and average balances deposited with the FRB from average earning assets from the numerator and denominator of the net interest margin (FTE) ratio, respectively. Comerica believes this measurement provides meaningful information to investors, regulators, management and others of the impact on net interest income and net interest margin resulting from Comerica’s short-term investment in low yielding instruments.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (unaudited) (page 2 of 2)

Comerica Incorporated and Subsidiaries

	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010
Tier 1 Common Capital Ratio:
Tier 1 capital (a) (b)	$6,193	$6,107	$6,027	$5,940	$6,371
Less:
Trust preferred securities	—	—	—	—	495
Tier 1 common capital (b)	$6,193	$6,107	$6,027	$5,940	$5,876
Risk-weighted assets (a) (b)	$58,790	$58,998	$59,506	$59,608	$59,877
Tier 1 capital ratio (b)	10.53%	10.35%	10.13%	9.96%	10.64%
Tier 1 common capital ratio (b)	10.53	10.35	10.13	9.96	9.81

Tangible Common Equity Ratio:
Total common shareholders’ equity	$6,038	$5,877	$5,793	$5,857	$5,792
Less:
Goodwill	150	150	150	150	150
Other intangible assets	4	5	6	6	6
Tangible common equity	$5,884	$5,722	$5,637	$5,701	$5,636
Total assets	$54,141	$55,017	$53,667	$55,004	$55,885
Less:
Goodwill	150	150	150	150	150
Other intangible assets	4	5	6	6	6
Tangible assets	$53,987	$54,862	$53,511	$54,848	$55,729
Common equity ratio	11.15%	10.68%	10.80%	10.65%	10.36%
Tangible common equity ratio	10.90	10.43	10.54	10.39	10.11

(a) Tier 1 capital and risk-weighted assets as defined by regulation.

(b) June 30, 2011 Tier 1 capital and risk-weighted assets are estimated.

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations.  The tangible common equity removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.  Comerica believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.